UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Eve Holding, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29970N 104

(CUSIP Number)

Embraer S.A.

Embraer Aircraft Holding, Inc.

Attn: Fabiana Klajner Leschziner

Avenida Dra. Ruth Cardoso, 8501, 30th floor (part)

Pinheiros, São Paulo, SP, 05425-070, Brazil

(55) 11 3040 6874

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Thomas W. Greenberg

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

September 4, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Embraer Aircraft Holding, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 246,399,589
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 246,399,589

11	Aggregate Amount Beneficially Owned by Each Reporting Person 246,399,589
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 83.0%
14	Type of Reporting Person CO

1	Names of Reporting Persons Embraer S.A.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 246,399,589
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 246,399,589

11	Aggregate Amount Beneficially Owned by Each Reporting Person 246,399,589
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 83.0%
14	Type of Reporting Person CO

This Amendment No. 2 amends and supplements the original Schedule 13D originally filed on May 19, 2022 by Embraer Aircraft Holding, Inc. (“EAH”) and Embraer SA (“Embraer”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Eve Holding, Inc. (the “Issuer”), as amended by Amendment No. 1 (the “Schedule 13D”). Terms used herein and not otherwise defined shall have the meanings given such terms in the Schedule 13D.

This Amendment No. 2 is being filed to report, among other things, the closing of the transactions contemplated by the Subscription Agreement and the Warrant Agreement (as defined below).

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

As previously reported, on June 28, 2024, EAH entered into a subscription agreement (the “Subscription Agreement”) with the Issuer, pursuant to which, among other things, EAH agreed to subscribe for and purchase from the Issuer 7,500,000 shares of Common Stock for a purchase price per share of Common Stock equal to $4.00 and an aggregate purchase price of $30,000,000, on the terms and subject to the conditions set forth in the Subscription Agreement.

In addition, on June 28, 2024, EAH entered into a warrant agreement (the “Warrant Agreement”) with the Issuer, pursuant to which, among other things, the Issuer agreed to issue to EAH, concurrent with the closing under the Subscription Agreement, warrants to acquire up to 1,500,000 shares of Common Stock at a price of $0.01 per share. Each warrant may be exercised only during the period commencing on the tenth (10th) business day after the date on which such first type certification is obtained, and terminating on the earlier to occur of: (a) at 5:00 p.m., New York City time, on the date that is one (1) year after the date on which the first Type Certification is obtained; and (b) the liquidation of the Issuer (the “Expiration Date”). If the warrant is not exercised on or before the Expiration Date, upon written notice by the Issuer to EAH of at least five (5) business days prior to such Expiration Date, the warrant shall become void, and all rights thereunder and all rights in respect thereof under the Warrant Agreements shall cease at 5:00 p.m. New York City time on the Expiration Date. The Issuer in its sole discretion may extend the duration of the warrant by delaying the Expiration Date.

On September 4, 2024, the transactions contemplated by the Subscription Agreement and the Warrant Agreement were consummated. Pursuant to such agreements, EAH purchased from the Issuer 7,500,000 shares of Common Stock at a price of $4.00 per share and was issued warrants to acquire up to 1,500,000 shares of Common Stock at a price of $0.01 per share on the terms described above.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 296,744,297 shares of Common Stock outstanding as of September 5, 2024:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Embraer Aircraft Holding, Inc.	246,399,589	83.0%	0	246,399,589	0	246,399,589
Embraer S.A.	246,399,589	83.0%	0	246,399,589	0	246,399,589

EAH is the record holder of the 246,399,589 shares of Common Stock reported herein. EAH is controlled by Embraer. The number of shares beneficially owned do not include the shares of Common Stock issuable upon exercise of the Warrants as they are not exercisable within 60 days.

To the Reporting Persons’ knowledge, none of the Covered Persons directly owns any shares of Common Stock; however, because each Covered Person is a director or executive officer of the Reporting Persons, as applicable, each Covered Person may be deemed to be the beneficial owner of the Common Stock beneficially owned by the Reporting Persons. The Covered Persons disclaim any beneficial ownership of the shares of Common Stock held by the Reporting Persons.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons has, and to the Reporting Persons’ knowledge, none of the Covered Persons has, effected any transactions in shares of Common Stock during the past 60 days.

(d) None.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 5, 2024

EMBRAER AIRCRAFT HOLDING, INC.

By:	/s/
Name:	Gary Kretz
Title:	Officer

By:	/s/
Name:	Michael Klevens
Title:	Officer

EMBRAER S.A.

By:	/s/
Name:	Antonio Carlos Garcia
Title:	Executive Vice President, Finance & Investor Relations

By:	/s/
Name:	Roberto de Deus Chaves
Title:	Executive Vice President of Global Purchasing